SEC, Washington Exemption File No. 82-5079

# Press release

02060071

Skandia

13 November 2002

RECEIVED
NOV 25 2002
SEC MAIL PROCESSING SECTION
WASH. D.C. 154

Corporate Communications
S-103 50 Stockholm, Sweden
Telephone +46-8-788 10 00
Telefax +46-8-788 23 80
www.skandia.com

Office:
Sveavägen 44

## October sales SEK 9.1 billion[1]

SUPPL

*Sales in October outside the USA*
Sales rose by 15% to SEK 6.0 billion (5.2). Sales in September 2002 totalled SEK 5.7 billion. Compared with September, sales of unit linked assurance increased by 9%, while sales of mutual fund savings products decreased by 2%.

Sales of unit linked assurance developed favourably in many markets. Pension-related products have had a stabilizing effect on sales due to annual premiums, which are compensating for the lower level of single-premium products. In the UK, sales increased by 12% in local currency compared with September, and in Sweden sales increased by 4%. Sales in other markets increased by 7%.

PROCESSED
DEC 09 2002
THOMSON FINANCIAL

*Total sales in October*
Total sales amounted to SEK 9.1 billion (9.5). Total sales in September 2002 were SEK 8.9 billion.

The investment behaviour of savers in the US market has been affected by the prolonged stock market decline. In this market climate, many customers prefer products with guaranteed returns or fixed yields. Skandia has chosen to abstain from competing in these sub-markets due to the higher level of risk and lower profitability.

Sales of variable annuities in the US market decreased by 1% in local currency compared with September, while sales of mutual fund savings products decreased by 12%. A change in the pricing of one product line has had a slight dampening effect on sales of variable annuities. At the same time, all things being equal, this is having a positive effect on the profit margin. According to our judgement, there was a further slight increase in the market share for variable annuities during the third quarter.

---

1 All comparison figures pertain to the corresponding period a year earlier, unless otherwise indicated.

Skandia

*New sales of unit linked assurance*
Total new sales of unit linked assurance for the period January–October 2002 decreased by 16% compared with the same period in 2001.

*Sales through October*
Sales outside the USA increased to SEK 63.0 billion (60.9). Total sales amounted to SEK 101.4 billion (113.6). Sales are reported exclusive of paid-in premiums to Skandia Liv, totalling SEK 11.0 billion (12.0). Of total sales, SEK 74.4 billion (78.8) pertains to unit linked assurance, SEK 23.5 billion (30.1) to mutual fund savings products, and SEK 2.1 billion (3.3) to direct sales of funds.

Sales of variable annuities in the USA through October amounted to SEK 29.3 billion (34.1), and sales of mutual funds totalled SEK 9.1 billion (18.5).

Sales in the UK amounted to SEK 33.9 billion (34.3). In Sweden, SkandiaLink's sales amounted to SEK 8.1 billion (8.9). Sales in other markets continue to rise and amounted to SEK 18.5 billion (14.1).

Compared with the average exchange rates that applied for the full-year 2001, sales through October decreased by approximately 3% as a result of exchange rate movements.

Sales figures for the month of November will be released on 12 December 2002.

For further information, please contact:
Harry Vos, Head of Investor Relations, tel. +46-8-788 3643

Skandia

## Definitions of sales

*Sales*
Sales pertain to paid-in premiums and deposits in funds from Skandia's customers.

*New sales*
New sales pertain to single and regular premiums from unit linked contracts entered into in 2002, recalculated to full-year figures. According to industry practice, new sales are defined as regular premiums recalculated to full-year figures plus 1/10 of single premiums during the period.

| Sales per month | 2002 | 2001 |
|---|---|---|
| | | |
| January | 10.6 | 12.6 |
| February | 9.7 | 11.7 |
| March | 10.7 | 13.6 |
| April | 11.9 | 12.9 |
| May | 11.1 | 12.4 |
| June | 8.9 | 12.4 |
| July | 10.6 | 10.6 |
| August | 9.9 | 9.6 |
| September | 8.9 | 8.3 |
| October | 9.1 | 9.5 |
| **Subtotal** | **101.4** | **113.6** |
| November | | 9.4 |
| December | | 10.8 |
| | | |
| **Total** | | **133.8** |

Comparison figures for 2001 have been recalculated to take into account the sale of parts of the mutual fund activities in Skandia Asset Management to Den norske Bank.

UK pertains to businesses domiciled in the UK and thus also includes Royal Skandia, the branch offices in Finland and Norway, and sales of Critical Illness insurance in Germany.

| Exchange rates | | 2002 31 Oct. | 2002 30 Sept. | 2002 30 June | 2001 31 Dec. | 2001 31 Oct. | 2001 30 Sept. | 2001 30 June |
|---|---|---|---|---|---|---|---|---|
| SEK | | | | | | | | |
| EUR | Closing rate | 9.07 | 9.16 | 9.08 | 9.33 | 9.58 | 9.72 | 9.22 |
| EUR | Average rate | 9.16 | 9.17 | 9.14 | 9.29 | 9.26 | 9.22 | 9.08 |
| | | | | | | | | |
| GBP | Closing rate | 14.33 | 14.58 | 14.01 | 15.32 | 15.47 | 15.68 | 15.31 |
| GBP | Average rate | 14.68 | 14.71 | 14.73 | 15.01 | 14.96 | 14.91 | 14.69 |
| | | | | | | | | |
| USD | Closing rate | 9.16 | 9.27 | 9.19 | 10.58 | 10.63 | 10.67 | 10.89 |
| USD | Average rate | 9.87 | 9.94 | 10.18 | 10.43 | 10.40 | 10.37 | 10.26 |
| | | | | | | | | |
| JPY | Closing rate | 0.075 | 0.076 | 0.077 | 0.081 | 0.087 | 0.090 | 0.087 |
| JPY | Average rate | 0.078 | 0.079 | 0.079 | 0.086 | 0.086 | 0.086 | 0.085 |